FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2007
Commission File Number: 001-15002
ICICI Bank Limited
(Translation of registrant’s name into English)
ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Explanatory Note
Amendment to Memorandum and Articles of Association
Pursuant to Section 12 of the Banking Regulation Act, 1949, the issued share capital of a bank cannot be less than 50% of its authorized capital. In order to enhance our equity capital, enable issuance of new preference shares, when permitted, and facilitate the possible reduction in existing preference share capital, while ensuring compliance with the above restriction, our shareholders, by a postal ballot concluded on June 8, 2007, resolved to amend our Memorandum and Articles of Association in order to alter our authorized share capital.
As a result, our current authorized share capital amounts to Rs. 17.75 billion (Rs. 1775 crore). Our authorized share capital consists of:
•	1,275,000,000 equity shares of Rs. 10 each,
•	15,000,000 shares of Rs. 100 each, and
•	350 preference shares of e Rs. 10,000,000 (Rs. 1 crore) each.

(Note: Rs. 1 crore = Rs. 10.0 million)
Table of Contents

Item
1	Form of Underwriting Agreement, which is hereby incorporated by reference as Exhibit 1.1 to ICICI Bank Limited’s Registration Statement on Form F-3 (Commission File No. 333-143711)
2	Resolutions amending ICICI Bank Limited’s Memorandum and Articles of Association
3	Press Release dated June 22, 2007

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ICICI Bank Limited

Date: June 22, 2007	By:	/s/ Nilesh Trivedi
		Name:	Nilesh Trivedi
		Title:	Assistant Company Secretary